EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports 6% Operating Income Growth and 21% Increase in Orders

•	Orders of $232 million for the quarter, up 21% versus last year

•	Operating income of $12.8 million for the quarter, up 6% versus last year

•	GAAP earnings of $0.12 per share for the quarter, compared to a loss of $0.02 per share last year

•	Adjusted EPS of $0.12 for the quarter, compared to $0.08 last year

•	Management reaffirms its outlook for 2014 EPS of at least $0.79

•	Recent Announcements:

◦	$0.03 per share quarterly dividend and $15 million share repurchase program

◦	Jennifer L. Sherman named Chief Operating Officer
Oak Brook, IL, May 1, 2014 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the first quarter ended March 31, 2014. Consolidated net sales for the first quarter were $200.2 million, up slightly versus the same quarter a year ago. First quarter income from continuing operations was $7.6 million, equal to $0.12 per diluted share, compared to a loss of $1.1 million, equal to a loss of $0.02 per share, in the prior year quarter.
The Company also reported adjusted net income from continuing operations for the first quarter of $7.5 million, equal to $0.12 per diluted share, up 42% compared to $5.3 million, equal to $0.08 per diluted share, in the same quarter a year ago.
The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. Adjusted net income and adjusted earnings per share from continuing operations therefore exclude the impacts of restructuring and debt settlement charges. The adjusted items for 2013 also reflect a normalized income tax rate which removes the effects of discrete tax items, including the release of valuation allowance on deferred income taxes. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Maintaining Momentum, Despite First Quarter Challenges
“Federal Signal maintained its momentum during the first quarter,” said Dennis J. Martin, President and Chief Executive Officer. “We delivered modest improvement in operating income, a 42% increase in adjusted earnings and significant increases in orders and backlog. In fact, we had double-digit order growth in all three groups. Interest expense was 78% lower, as well, as a result of a significantly stronger capital structure, which is further evidenced by our recent dividend reinstatement and share repurchase authorization. Overall, results were in line with our expectations, despite adverse weather in the U.S. and unplanned deferrals of deliveries in the Fire Rescue Group.”
Net sales were $200.2 million for the quarter, up slightly compared to the first quarter of 2013. Environmental Solutions Group sales were up $9.0 million, or 8%, on improved sales of sewer cleaners, water-blasting equipment and street sweepers. Safety and Security Systems Group sales were down $3.5 million, or 6%, as improvements in public safety markets were offset by lower deliveries on large warning systems. Both Groups also experienced negative effects from severe weather in the U.S. Fire Rescue Group sales were down $5.1 million, or 17%, compared to the prior year first quarter, which is attributable to an unusually large number of deferred deliveries.
Consolidated first quarter operating income was $12.8 million, up 6% compared to the first quarter of 2013. Consolidated first quarter operating margin improved to 6.4%, compared to 6.1% last year. Orders were $232 million for the quarter, up 21%, and consolidated backlog was $338 million, up 10% compared to a year ago. Corporate expenses were $5.9 million for the quarter, compared to $6.8 million a year ago.

Order Growth Supports Full-Year Expectations
“Operations continue to benefit from our 80/20, continuous improvement and lean initiatives,” continued Martin, “and both municipal and industrial demand were improving during the quarter. Our Environmental Solutions Group had an especially strong quarter, with sales up 8%, operating income up 20%, operating margin at 12.6%, and orders up almost 13%. Our Safety and Security Systems Group did not replace some significant systems deliveries that occurred last year, contributing to softness in sales and operating margin, but our police business helped drive a 16% increase in orders for the group. Our Fire Rescue Group incurred an operating loss during the quarter, primarily as a result of a less profitable product mix and its deferred deliveries. However, its 52% increase in orders has boosted its backlog to $106 million, and we expect it to recover to have a solid year.”
Continued Debt and Interest Expense Reduction
Cash used in continuing operating activities totaled $7.0 million and $13.2 million in the first quarter of 2014 and 2013, respectively. Working capital requirements typically increase during the first quarter. The Company utilized cash from operations to fund these working capital needs and annual incentive compensation payments during the first quarter. Higher earnings partially offset these uses.
Consolidated debt at March 31, 2014 was $88 million, compared to $161 million a year ago and $92 million at the end of 2013. During the quarter, the Company received $7.0 million from the escrow associated with the FSTech disposal, which was used to reduce debt.
Interest expense was $1.0 million for the first quarter, down from $4.5 million a year ago. The Company continues to benefit from lower debt levels and from the lower interest rates on borrowings which derived from the Company’s March 2013 debt refinancing.
2014 Outlook
“Overall, we remain on track for solid improvement this year,” Martin said. “Our operations continue to improve, demand for our products remains strong, and we entered the second quarter with a healthy backlog. We are confident that we remain on track to grow 2014 earnings per share to at least $0.79.”
GROUP RESULTS
Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results as of and for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,
($ in millions)	2014	2013	Change
Net sales	$120.7	$111.7	$9.0
Operating income	15.2	12.7	2.5
Operating data:
Operating margin	12.6%	11.4%	1.2%
Total orders	$114.2	$101.4	$12.8
Backlog	192.8	193.2	(0.4)
Depreciation and amortization	1.6	1.5	0.1
Three months ended March 31, 2014 vs. three months ended March 31, 2013
Total orders increased by $12.8 million, or 13%, for the three months ended March 31, 2014. U.S. orders increased $18.6 million, or 22%, largely due to an increase in orders of vacuum trucks, street sweepers, and sewer cleaners. Vacuum truck orders reflect demand for hydro-excavation and other industrial uses, while street sweeper orders benefited from an influx of fleet orders and solid municipal demand. Non-U.S. orders decreased by $5.8 million, or 34%, compared to the prior year quarter.
Net sales increased by $9.0 million for the three months ended March 31, 2014. U.S. sales increased $5.5 million, primarily driven by increased shipments of vacuum trucks. Vacuum truck shipments continue to exceed prior-period levels, largely due to increased production throughput resulting from productivity improvements. This was partially offset by disruptions to production from severe weather in North America during the latest quarter. Non-U.S. sales increased $3.5 million primarily due to increased street sweeper shipments to the Canadian market.
Gross margin for the three months ended March 31, 2014 improved to 21.1% from 20.1% in the prior year largely due to a more favorable product mix associated with higher industrial sales. Operating income increased by $2.5 million, or 20%, primarily reflecting operating leverage and favorable product mix.
Backlog was $192.8 million at March 31, 2014 compared to $193.2 million at March 31, 2013. Backlog increased for street sweepers as a result of fleet orders while the Company used increased capacity to manage its backlog for sewer cleaners and shorten lead times for vacuum trucks.
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,
($ in millions)	2014	2013	Change
Net sales	$55.0	$58.5	$(3.5)
Operating income	4.3	5.5	(1.2)
Operating data:
Operating margin	7.8%	9.4%	(1.6)%
Total orders	$66.0	$56.9	$9.1
Backlog	38.8	29.1	9.7
Depreciation and amortization	1.1	1.1	—
Three months ended March 31, 2014 vs. three months ended March 31, 2013
Total orders increased by $9.1 million for the three months ended March 31, 2014. U.S. orders increased by $4.7 million primarily due to market share gains within our police markets and increased orders for outdoor warning systems and public safety equipment for non-emergency vehicles. Non-U.S. orders increased by $4.4 million primarily due to significant orders received in the first quarter of 2014 within our international public safety and warning systems businesses.
Net sales decreased by $3.5 million for the three months ended March 31, 2014. U.S. sales decreased $2.7 million primarily due to a reduction in sales of outdoor warning systems, as compared to the completion of significant orders in the municipal and military markets in the prior year quarter. In addition, U.S. sales were lower due to continuing weakness in our coal-mining markets, fewer large projects within our industrial markets, and lower orders for maintenance products that appeared to be attributable to severe weather in North America during the first quarter of 2014. These decreases were partially offset by an increase in sales in the police market. Non-U.S. sales decreased $0.8 million primarily due to a decrease in sales to our international public safety markets.
Gross margin for the three months ended March 31, 2014 declined slightly to 31.1% from 31.8% as a result of lower sales volume and changes in product and customer mix. Operating income decreased $1.2 million.
Backlog was $38.8 million at March 31, 2014 compared to $29.1 million at March 31, 2013. The increase of $9.7 million, or 33%, was due to large orders recorded in the first quarter of 2014 and the shipment of significant orders during the first quarter of 2013, which reduced backlog.

Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results as of and for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,
($ in millions)	2014	2013	Change
Net sales	$24.5	$29.6	$(5.1)
Operating income (loss)	(0.8)	0.7	(1.5)
Operating data:
Operating margin	(3.3)%	2.4%	(5.7)%
Total orders	$51.5	$33.9	$17.6
Backlog	106.4	85.2	21.2
Depreciation and amortization	0.8	0.7	0.1
Three months ended March 31, 2014 vs. three months ended March 31, 2013
Total orders increased by $17.6 million, or 52%, for the three months ended March 31, 2014, due to increased orders in the Asia Pacific market and the U.S. industrial market.
Net sales decreased by $5.1 million, or 17%, for the three months ended March 31, 2014, primarily driven by reduced industrial deliveries, including significant shipments of units that were deferred until the second quarter of 2014, and lower service volume. This was partially offset by favorable currency impacts.
Gross margin for the three months ended March 31, 2014 was 17.1% compared to 19.6% in the prior year, largely due to increased sales in geographic regions where the Company realizes lower margins. Operating income (loss) decreased by $1.5 million to an operating loss of $0.8 million for the three months ended March 31, 2014.
Backlog was $106.4 million at March 31, 2014 compared to $85.2 million at March 31, 2013. The increase of $21.2 million, or 25%, was primarily due to a strong order cycle in industrial markets during the first quarter of 2014.
CORPORATE EXPENSES
Corporate operating expenses were $5.9 million and $6.8 million for the three months ended March 31, 2014 and 2013, respectively. The decrease primarily related to reductions in professional services, medical and insurance expenses, partially offset by an increase in incentive and stock-based compensation expense.
Non-operating expenses within Corporate were further impacted by reductions in interest expense and debt settlement charges of $3.5 million and $8.7 million, respectively. The decrease in interest expense was driven by lower debt levels that reflect our improved capital structure, coupled with lower interest rates on borrowings as a result of our March 2013 refinancing. In connection with the prior year debt refinancing, the Company expensed $8.7 million of deferred financing fees in the first quarter of 2013.
CONFERENCE CALL
Federal Signal will host its first quarter conference call on Thursday, May 1, 2014 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-417-8516 and entering the pin number 9975997. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates three groups: Environmental Solutions, Safety and Security Systems, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended March 31,
(in millions, except per share data)	2014	2013
Net sales	$200.2	$199.8
Cost of sales	153.4	153.0
Gross profit	46.8	46.8
Selling, engineering, general and administrative expenses	34.2	34.7
Restructuring	(0.2)	—
Operating income	12.8	12.1
Interest expense	1.0	4.5
Debt settlement charges	—	8.7
Other income, net	—	(0.2)
Income (loss) before income taxes	11.8	(0.9)
Income tax expense	(4.2)	(0.2)
Income (loss) from continuing operations	7.6	(1.1)
(Loss) gain from discontinued operations and disposal, net of income tax (benefit) expense of $(0.0) and $0.0	(0.2)	0.5
Net income (loss)	$7.4	$(0.6)
Basic earnings (loss) per share:
Earnings from continuing operations	$0.12	$(0.02)
(Loss) gain from discontinued operations and disposal, net of tax	—	0.01
Net earnings (loss) per share	$0.12	$(0.01)
Diluted earnings (loss) per share:
Earnings from continuing operations	$0.12	$(0.02)
(Loss) gain from discontinued operations and disposal, net of tax	—	0.01
Net earnings (loss) earnings per share	$0.12	$(0.01)
Weighted average common shares outstanding:
Basic	62.8	62.4
Diluted	63.7	62.4

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31, 2014	December 31, 2013
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16.0	$23.8
Accounts receivable, net of allowances for doubtful accounts of $1.5 and $2.3, respectively	107.9	95.6
Inventories	121.4	109.8
Prepaid expenses	11.5	12.6
Other current assets	12.6	21.8
Current assets of discontinued operations	1.7	1.9
Total current assets	271.1	265.5
Properties and equipment, net	65.9	63.8
Goodwill	273.5	273.8
Deferred tax assets	29.6	33.1
Deferred charges and other long-term assets	8.0	5.1
Long-term assets of discontinued operations	3.5	3.5
Total assets	$651.6	$644.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$6.1	$—
Current portion of long-term borrowings and capital lease obligations	7.4	7.4
Accounts payable	54.5	50.5
Customer deposits	17.9	11.2
Accrued liabilities:
Compensation and withholding taxes	18.7	25.7
Other current liabilities	35.1	35.4
Current liabilities of discontinued operations	2.2	2.4
Total current liabilities	141.9	132.6
Long-term borrowings and capital lease obligations	74.6	84.7
Long-term pension and other postretirement benefit liabilities	35.0	36.9
Deferred gain	16.0	16.5
Other long-term liabilities	17.6	17.0
Long-term liabilities of discontinued operations	5.9	6.1
Total liabilities	291.0	293.8
Shareholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 63.9 and 63.8 shares issued, respectively	63.9	63.8
Capital in excess of par value	178.3	177.0
Retained earnings	176.3	168.9
Treasury stock, at cost, 1.0 shares at both dates	(16.8)	(16.8)
Accumulated other comprehensive loss	(41.1)	(41.9)
Total shareholders’ equity	360.6	351.0
Total liabilities and shareholders’ equity	$651.6	$644.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,
(in millions)	2014	2013
Operating activities:
Net income (loss)	$7.4	$(0.6)
Adjustments to reconcile net income (loss) to net cash used for operating activities:
Loss (gain) on discontinued operations and disposal	0.2	(0.5)
Depreciation and amortization	3.6	3.4
Deferred financing costs	0.1	4.8
Deferred gain	(0.5)	(0.5)
Stock-based compensation expense	0.9	0.6
Pension expense, net of funding	(1.0)	(0.1)
Deferred income taxes, including changes in valuation allowance	4.7	0.5
Changes in operating assets and liabilities, net of effects from dispositions of companies	(22.4)	(20.8)
Net cash used for continuing operating activities	(7.0)	(13.2)
Net cash used for operating activities of discontinued operations	(0.2)	(1.7)
Net cash used for operating activities	(7.2)	(14.9)
Investing activities:
Purchases of properties and equipment	(4.2)	(4.4)
Proceeds from sales of properties and equipment	—	1.2
Proceeds from escrow receivable	7.0	—
Decrease in restricted cash	—	1.0
Net cash provided by (used for) continuing investing activities	2.8	(2.2)
Net cash provided by investing activities of discontinued operations	—	—
Net cash provided by (used for) investing activities	2.8	(2.2)
Financing activities:
(Decrease) increase in revolving lines of credit, net	(10.0)	81.5
Increase (decrease) in short-term borrowings, net	6.1	(0.3)
Proceeds from issuance of long-term borrowings	—	75.0
Payments on long-term borrowings	—	(149.2)
Payments of debt financing fees	—	(6.1)
Proceeds from stock compensation activity	0.6	—
Other, net	(0.2)	0.1
Net cash (used for) provided by continuing financing activities	(3.5)	1.0
Net cash provided by financing activities of discontinued operations	—	—
Net cash (used for) provided for financing activities	(3.5)	1.0
Effects of foreign exchange rate changes on cash and cash equivalents	0.1	(0.8)
Decrease in cash and cash equivalents	(7.8)	(16.9)
Cash and cash equivalents at beginning of period	23.8	29.7
Cash and cash equivalents at end of period	$16.0	$12.8

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations:
The Company believes that modifying its 2013 adjusted net income and diluted earnings per share from continuing operations provides an additional measure which is representative of the Company’s underlying performance and will improve the comparability of results between 2013 and 2014. Adjusted net income and adjusted earnings per share from continuing operations exclude the impacts of restructuring and debt settlement charges. The adjusted items for 2013 also reflect a normalized income tax rate which removes the effects of special tax items, including the release of valuation allowance on deferred income taxes.

	Three Months Ended March 31,
($ in millions)	2014	2013
Income (loss) from continuing operations	$7.6	$(1.1)
Add:
Income tax expense	4.2	0.2
Income (loss) before income taxes	11.8	(0.9)
Add (less):
Restructuring	(0.2)	—
Debt settlement charges	—	8.7
Adjusted income before income taxes	11.6	7.8
Adjusted income tax expense (1)	(4.1)	(2.5)
Adjusted net income from continuing operations	$7.5	$5.3

	Three Months Ended March 31,
	2014	2013
Diluted earnings (loss) per share from continuing operations	$0.12	$(0.02)
Add:
Income tax expense	0.06	—
Income (loss) before income taxes	0.18	(0.02)
Add (less):
Restructuring	—	—
Debt settlement charges	—	0.14
Adjusted income before income taxes	0.18	0.12
Adjusted income tax expense (1)	(0.06)	(0.04)
Adjusted net income from continuing operations	$0.12	$0.08

(1)
Adjusted income tax expense for the three months ended March 31, 2013 was computed by applying the Company's normalized effective tax rate of approximately 32% for 2013, excluding the impacts of the valuation allowance release and other special tax items during the year ended December 31, 2013. Adjusted income tax expense for the three months ended March 31, 2014 was recomputed after excluding the impact of restructuring activity.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long term financial performance and stability. The Company’s calculation methodology consists of dividing total debt by the trailing 12-month total of income from continuing operations before interest expense, debt settlement charges, other expense, income tax benefit or provision, and depreciation and amortization. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA, and reconciles income from continuing operations to adjusted EBITDA:

	Trailing Twelve Months Ending March 31,
($ in millions)	2014	2013
Total debt	$88.1	$160.6

Income from continuing operations	168.9	17.8
Add:
Interest expense	5.3	20.8
Debt settlement charges	—	10.6
Other expense, net	0.3	0.6
Income tax (benefit) expense	(103.2)	3.5
Depreciation and amortization	14.4	13.4
Adjusted EBITDA	$85.7	$66.7

Total debt to adjusted EBITDA ratio	1.0	2.4